EXHIBIT 99.1

NXT Announces Passing of Chairman and CEO George Liszicasz

CALGARY, Alberta, Jan. 23, 2023 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) announces with great sadness that Chief Executive Officer, George Liszicasz, passed away suddenly early yesterday morning. Mr. Liszicasz has been in declining health for several months and his duties were assumed by a committee of the Board (the “Committee”) that was formalized and announced late last week. George was charismatic, passionate and committed to the commercial application of stress field detection (“SFD®”) to increase the effectiveness of oil, gas and geothermal exploration world-wide. The Committee will undertake its executive role, until further notice, in close cooperation with NXT’s qualified management team that will continue to manufacture SFD® systems, perform SFD® surveys, and provide vital interpretation as contracts are finalized. The NXT family is profoundly saddened by this event and extends its heartfelt condolences to George’s loved ones.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn
Vice President of Finance & CFO
302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4
+1 403 206 0805
nxt_info@nxtenergy.com
www.nxtenergy.com